[LETTERHEAD OF BERLITZ INTERNATIONAL, INC.]



Contact:    Henry D. James, Executive Vice President and Chief Financial Officer

Telephone Number: (609) 514-3024

FOR IMMEDIATE RELEASE


                  BERLITZ INTERNATIONAL, INC. AGREES TO ACQUIRE
                         ELS EDUCATIONAL SERVICES, INC.


PRINCETON, N.J., July 23, 1997 - Berlitz International, Inc. ("Berlitz") (NYSE:BTZ) announced that it has reached an agreement to acquire ELS Educational Services, Inc. ("ELS"), a privately held provider of intensive English language instruction in a stock acquisition for a cash purchase price of $95.0 million. Closing of the acquisition, which is subject to certain conditions, including regulatory approvals, is expected to occur in early September.

Financing for the transaction, and simultaneous refinancing of existing long term debt, will be provided by NationsBank, N.A. Goldman Sachs & Co. acted as financial advisors to Berlitz. Montgomery Securities acted as financial advisors to ELS.

ELS owns and operates 25 language centers in the United States and two in England. In addition to intensive English language instruction, the programs offered by ELS typically include accommodations in University dormitories or host families which helps to reinforce what is learned in the classroom environment. ELS also operates a language center franchise program in 16 countries. Consolidated revenue for ELS for the 12 months ended December 31, 1996 was $62.6 million.

Berlitz is the world's premier language services firm with operations in 38 countries. Berlitz offers intensive English language instruction programs through its BERLITZ ON CAMPUS(R) division which operates ten centers in the United States and one in Canada.

"We are extremely excited about the strengths and depth that ELS brings to Berlitz", stated Mr. Hiromasa Yokoi, Vice Chairman, Chief Executive Officer and President of Berlitz. "ELS has a solid brand, an exceptional reputation as a service provider, and an extensive network of company owned and franchised centers and sales representatives that are strategically located around the world. These beneficial factors will allow us to maintain the ELS name and build on the valuable relationships established during its 35 year history."

Commenting on the acquisition, ELS Chairman and principal shareholder, Roger O. Walther and President Perry S. Atkins stated that "Our partners around the world should feel confident that Berlitz will continue ELS Language Centers' commitment to excellence."